One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

November 2, 2017

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Nuveen Global Cities REIT, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-11

Submitted September 13, 2017

CIK No. 0001711799

Dear Mr. Kluck:

This letter sets forth the confidential response of our client, Nuveen Global Cities REIT, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 12, 2017, which provided comments to Amendment No. 1 to the Company’s draft registration statement on Form S-11 (“Amendment No. 1”) that was confidentially submitted to the SEC on September 13, 2017. We have included your comments below, followed by the Company’s responses.

General

1.               Comment:    Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:    The Company will include updated financial statements in the next registration statement it files with the SEC (the “Registration Statement”), as requested.

2.               Comment:    We note your revised disclosure in response to comment 7. Please reconcile your disclosure on page 16 that the initial transaction price for shares of your common stock is a dollar amount to be updated that reflects your calculation of NAV as of a certain date,

November 2, 2017

with your disclosure on page 204 that the initial transaction price will be $10 until you disclose the first transaction price based on your calculation of NAV. In addition, please revise the prospectus cover page to reflect the price of the securities. Refer to Item 501(b)(3) of Regulation S-K.

Response:    The Company will revise the referenced disclosures in the Registration Statement to be consistent with the disclosure on page 16 of Amendment No. 1, substantially in the form show below:

The initial ~~purchase~~ transaction price for each class of shares of our common stock ~~will be $10.00~~ is $[______] per share ~~until we disclose the first transaction price based on the calculation of NAV; thereafter,~~ which reflects the calculation of our NAV as of [______], 2017. We will publish ~~the~~ an updated transaction price monthly pursuant to the procedures described in this prospectus.

The Company notes that it will supplementally update the placeholders regarding price prior to effectiveness.

3.               Comment:    Your revised disclosure on page 16 indicates that the initial transaction price will reflect the calculation of your NAV. We note that none of the shares from the classes in the public offering will be outstanding at the time of the initial transaction price and only Class N shares will be outstanding. Please tell us how the initial transaction price will be calculated for the shares in the classes in the public offering.

Response:    The Company notes that the initial transaction price for the Class S, Class D, Class T and Class I shares will be identical to the NAV per share as of the most recently completed month of the Class N shares outstanding at the commencement of the public offering.

4.               Comment:    We note your response to comment 8 where you state that TIAA’s purchase of $200 million of Class N shares will occur prior to commencement of your offering as investments are identified. Please tell us the nature of the assets you intend to acquire prior to effectiveness (e.g., commercial real estate properties, investments in the International Affiliated Funds, real estate-related assets, etc.) and clarify whether you have identified these investments. We may have further comment.

Response:    The assets the Company intends to acquire prior to effectiveness will be consistent with the Company’s investment strategy as disclosed in Amendment No. 1. That is, the Company will seek to acquire high quality, stabilized, income-orientated commercial real estate with good fundamentals located in or around certain global cities selected for their potential for long-term structural performance and ability to deliver an attractive and stable distribution yield. In particular, the Company’s investments in primarily stabilized income-oriented commercial real estate in the United States focus on a range of asset types including office, industrial, multifamily and retail properties, as well as other specialty property types (e.g., healthcare, student housing, senior living, hospitality and leisure). Additionally, the Company expects that up to 40% of its total assets less cash will be in investments in similarly stabilized, income-orientated commercial real estate located outside of the United States, including its interests in the International Affiliated Funds.

November 2, 2017

While the Company has not yet identified specific investments it intends to acquire, the Company will update its prospectus when there is a reasonable probability that such investments will be acquired.

Prospectus Summary

5.               Comment:    We note your response to comment 9 and continue to believe that you should balance your disclosure by including a description of any adverse business developments experienced by HUKPAIF. Please revise your disclosure accordingly or tell us why you believe such a discussion is not appropriate.

Response:     The Company will revise the Prospectus Summary section of the Registration Statement to remove the Q&A titled “What is the Advisor’s experience with managing open-end real estate funds offered primarily to retail investors?” appearing on page 3 of Amendment No. 1, which contains the reference to HUKPAIF.

Net Asset Value Calculation and Valuation Guidelines, page 127

6.               Comment:    We note your response to comment 14 that you expect to disclose to investors the portion of your aggregate NAV that is attributable to real properties, real estate-related securities, other assets and liabilities on a quarterly basis on a Form 10-Q and Form 10-K and related prospectus supplements filed with the Commission. Please confirm that you will file monthly pricing supplements. Alternatively, tell us how you determined it is appropriate to provide NAV disclosure to investors on a quarterly basis given that you intend to calculate NAV, and reprice the offering based on your NAV calculation, on a monthly basis.

Response:    The Company confirms that it will file monthly prospectus supplements disclosing a breakdown of the components used in calculating its NAV, including the portion of its aggregate NAV that is attributable to real properties, real estate-related securities, other assets and liabilities.

Prior Performance, page 142

7.               Comment:    We note your response to comment 15. Please provide a more detailed analysis on how you concluded that TH Real Estate is not a “sponsor” of HUKPAIF for prior performance purposes. Please address TH Real Estate’s role in the management of HUKPAIF, including its involvement in making investment decisions, as well as its compensation as the sub-advisor.

Response:     The Company had concluded that TH Real Estate is not a “sponsor” of HUKPAIF for prior performance purposes primarily based on the fact that TH Real Estate played no active role in forming or organizing HUKPAIF. Rather, TH Real Estate serves as the sub-advisor to the HUKPAIF fund manager and this sub-advisory role can be terminated at any time at the discretion of the fund manager. The HUKPAIF fund manager has general oversight over HUKPAIF and is responsible for daily fund pricing, marketing, distribution, client reporting and performance, and TH Real Estate, as sub-advisor, has been delegated certain property-specific tasks such as those related to acquisition, leasing and property management. TH Real Estate does not engage in any marketing or promotional activity on behalf of HUKPAIF. Based on these factors, the Company concluded that it was not appropriate or material to disclose the performance of

November 2, 2017

HUKPAIF because TH Real Estate is not the sponsor of HUKPAIF. Additionally, as noted in its response to Comment 5 above, the Company will remove all references to HUKPAIF from the Registration Statement.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Jason Goode, Alston & Bird LLP

William Miller, Nuveen, LLC

Daniel Carey, Nuveen, LLC